SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Danielson Holding Corporation

(Name of Issuer)

Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

236274106

(CUSIP Number)

Third Avenue Management LLC
Attn: Mr. David Barse
622 Third Avenue, 32nd Floor
New York, New York 10017
(212) 888-5222

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 236274106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Third Avenue Management LLC (EIN 01-0690900)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3.)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,596,272

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,600,372

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,600,372

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.3% (1)

14.	Type of Reporting Person (See Instructions) IA

(1) Based on a total of 35,814,749 outstanding shares of Common Stock derived from (i) 30,693,896 shares of Common Stock outstanding as of November 7, 2003, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2003, and (ii) 5,120,853 shares of Common Stock issued on December 2, 2003 pursuant to the Note Purchase Agreement.

CUSIP No. 236274106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Martin J. Whitman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 671,416 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 671,416 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 671,416 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ] (1)

13.	Percent of Class Represented by Amount in Row (11) 1.9% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) Excludes 2,600,372 shares of Common Stock beneficially owned by TAM.

(2) Based on a total of 35,814,749 outstanding shares of Common Stock derived from (i) 30,693,896 shares of Common Stock outstanding as of November 7, 2003, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2003, and (ii) 5,120,853 shares of Common Stock issued on December 2, 2003 pursuant to the Note Purchase Agreement.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.10 per share (“Common Stock”), of Danielson Holding Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

Item 2.	Identity and Background
(a)-(c) and (f)

This statement is filed by Third Avenue Management LLC (“TAM”) and Martin J. Whitman, the Co-Chief Investment Officer of TAM (TAM and Mr. Whitman, each a “Reporting Person” and collectively, the “Reporting Persons”). Attached hereto as Exhibit 5 is a copy of the joint Schedule 13D filing agreement between the Reporting Persons.

The principal business of TAM, a registered investment advisor under Section 203 of the Investment Advisors Act of 1940, as amended, is to invest funds on a discretionary basis on behalf of investment companies registered under the Investment Company Act of 1940, as amended, and on behalf of individually managed separate accounts. In particular, TAM acts as sole investment adviser to the Third Avenue Value Fund Series (“TAVF”) of the Third Avenue Trust, an investment company registered under the Investment Company Act of 1940, as amended.

The executive officers of TAM are as follows:
• Martin J. Whitman: Co-Chief Investment Officer of TAM. Mr. Whitman also serves as the Chairman of the Board and a Trustee of Third Avenue Trust.
• Curtis Jensen: Co-Chief Investment Officer of TAM.
• David Barse: Chief Executive Officer of TAM.
• Michael T. Carney: Chief Financial Officer and Treasurer of TAM.
• W. James Hall: General Counsel and Secretary of TAM.

The address of the principal business and the principal office of TAM and the business address of Mr. Whitman and the other persons named in this Item 2 is: 622 Third Avenue, 32nd Floor, New York, New York 10017.

TAM is a limited liability company organized under the laws of the State of Delaware. Each of Mr. Whitman and the other persons named in this Item 2 is a citizen of the United States of America.
(d) and (e)

Neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil  proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons originally acquired shares of Common Stock for investment purposes and previously reported their beneficial ownership of such shares on Schedule 13G. The Reporting Persons are now reporting their beneficial ownership of the shares of Common Stock on Schedule 13D to reflect the shares issued to TAVF in the transaction described below.

On December 2, 2003, TAVF executed a Note Purchase Agreement (the “Note Purchase Agreement”) among the Issuer, Third Avenue Trust, on behalf of TAVF, D.E. Shaw Laminar Portfolios, L.L.C. (“Laminar”) and SZ Investments, L.L.C. (“SZI”), pursuant to which each of TAVF, Laminar and SZI has agreed, severally, to provide the Issuer with a bridge loan in the aggregate principal amount of $40,000,000 (the “Bridge Loan”).  In connection with such transaction, the Issuer issued (i) an aggregate of 5,120,853 shares of its Common Stock which represent consideration for TAVF, Laminar and SZI agreeing to provide the Bridge Loan, to TAVF, Laminar and SZI (the “Allocation Shares”), of which 1,280,213 were issued to TAVF (the “TAVF Allocation Shares”), and (ii) convertible notes, which are convertible for the Issuer’s Common Stock in certain specified and limited circumstances, in an aggregate principal amount of $40,000,000 to TAVF, Laminar and SZI, including $10,000,000 to TAVF (the “TAVF Note”), which were issued in consideration for the Bridge Loan.  Pursuant to the Note Purchase Agreement, the Issuer has agreed to use the proceeds of the Bridge Loan (a) to purchase the equity of Covanta Energy Corporation (“Covanta”) pursuant to a reorganization plan under Chapter 11 proceedings in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), (b) to pay fees and expenses related to the acquisition of Covanta and (c) for general corporate purposes.  In the event the purchase of Covanta does not occur for any reason other than any default of the Issuer, the Issuer has the right to redeem all of the Allocation Shares issued to TAVF, Laminar and SZI pursuant to the Note Purchase Agreement for aggregate consideration of $4.00.

The Note Purchase Agreement is referenced herein as Exhibit 1 and is incorporated by reference herein.
All funds used in providing TAVF’s portion of the Bridge Loan were obtained from the working capital of TAVF.

Item 4.	Purpose of Transaction

The acquisition of the TAVF Allocation Shares and the TAVF Note were effected for the purpose of investing in the Issuer.  Pursuant to the Note Purchase Agreement, the Issuer intends to use such funds to purchase the equity of Covanta, pay fees and expenses related thereto and for the Issuer’s general corporate purposes.

Upon the Bankruptcy Court’s approval of the reorganization plan and after closing of the acquisition of Covanta, the Issuer has agreed to use all commercially reasonable efforts to initiate a rights offering (the “Possible Rights Offering”). In connection with the Possible Rights Offering, each of TAVF, Laminar and SZI would have the right to acquire additional shares of the Issuer’s Common Stock and each has agreed to fully exercise such right, if available.  The Issuer has agreed to use the proceeds of the Possible Rights Offering to prepay the convertible notes.  To the extent the proceeds of the Possible Rights Offering are insufficient to prepay all of the principal amount of the convertible notes outstanding, the convertible notes will automatically convert into shares of the Issuer’s Common Stock at a conversion price of $1.53 per share; provided, however, that the notes will remain outstanding to the extent conversion would result in an “ownership change” of the Issuer under the Internal Revenue Code.  TAVF’s ability to acquire additional Common Stock of the Issuer pursuant to the Note Purchase Agreement, as set forth above, is conditional upon several factors, including in certain circumstances, the closing of the acquisition of Covanta and the consummation of the Possible Rights Offering by the Issuer.  The total number of shares TAVF would be able to acquire pursuant to the Note Purchase Agreement is based on facts to be determined in the future.  Pursuant to the Note Purchase Agreement, after the closing of the acquisition of Covanta and the completion of the Possible Rights Offering by the Issuer, TAVF believes it would own a maximum of approximately 14.75% of the Common Stock of the Issuer (including the Subject Shares (as defined in Item 5 below)), assuming 0% public participation in the Possible Rights Offering.

In connection with the Note Purchase Agreement, the Issuer has granted TAVF, Laminar and SZI certain registration rights, as set forth in a Registration Rights Agreement dated as of December 2, 2003, by and among the Issuer, TAVF, Laminar and SZI (the “Registration Rights Agreement”).  The Registration Rights Agreement is referenced herein as Exhibit 2 and is incorporated by reference herein.

The Note Purchase Agreement provides that, prior to the Possible Rights Offering, TAVF will not acquire Common Stock otherwise than pursuant to such agreement.

The Note Purchase Agreement contains certain restrictive covenants pursuant to which the Issuer has agreed not to, without the consent of holders of 66 2/3% of the principal amount of the convertible notes issued to TAVF, Laminar and SZI, among other things, pay dividends on any of its securities until the convertible notes are converted or repaid in full.

As is applicable to all holders of 5% or more of Issuer’s Common Stock, TAVF (and thereby TAM) will be subject to restrictions contained in Issuer’s Certificate of Incorporation, which limit stock transfers by 5% or greater shareholders and prohibits parties from acquiring 5% or more of Issuer’s Common Stock without the Issuer’s consent.

The summaries contained in this Schedule 13D of certain provisions of each of the Note Purchase Agreement, the Registration Rights Agreement and all other documents attached hereto as exhibits are not intended to be complete and are qualified in their entirety by each respective agreement incorporated herein by reference.  The summary contained in this Schedule 13D of certain provisions of the Issuer’s Certificate of Incorporation is not intended to be complete and is qualified in its entirety by the Certificate of Incorporation, as amended, filed by the Issuer as an exhibit to the Issuer’s Annual Report on Form 10-K for the period ended December 31, 1999.

Subject to the Issuer’s Certificate of Incorporation, TAVF intends to continue to review its investment in the Common Stock and, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock, other general market and investment conditions, and any restrictions under applicable law may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or may determine to sell through the open market or otherwise, in each case, subject to the limitations of the Note Purchase Agreement.

Except as stated above, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 hereto, has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of  Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.	Interest in Securities of the Issuer

(a) and (b) To the knowledge of the Reporting Persons, based upon the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2003, there were 30,693,896 shares of Common Stock outstanding as of November 7, 2003. Based upon the foregoing, the 2,600,372 shares of Common Stock beneficially owned by TAM (the “Subject Shares”) represent approximately 7.3% of the issued and outstanding Common Stock, after giving effect to the 5,120,853 Allocation Shares issued pursuant to the Note Purchase Agreement.

TAM has beneficial ownership of the Subject Shares pursuant to the Note Purchase Agreement; provided, however, that it is not able to transfer such shares prior to the earlier of July 15, 2004 and the closing of the Possible Rights Offering.

TAM possesses voting and dispositive control over shares of Common Stock held by TAVF under its discretionary authority. TAM is the sole investment adviser that manages TAVF. In the case of certain separately managed accounts, voting authority is retained by the account holder, which is under no obligation to follow TAM’s advice.

TAM has the power to vote and dispose of the Subject Shares as follows:
(i) Sole power to vote or direct the vote: 2,596,272
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 2,600,372
(iv) Shared power to dispose or direct the disposition: 0
Information with respect to the other persons named in Item 2 hereto is as follows (based on the total of 35,814,749 outstanding shares of Common Stock as described above):

• Mr. Whitman
(a) Amount beneficially owned: 671,416 shares of Common Stock (excludes 2,600,372 shares of Common Stock beneficially owned by TAM).
(b) Percent of class: 1.9%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 671,416
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 671,416
(iv) Shared power to dispose or direct the disposition: 0
• Mr. Barse

(a) Amount beneficially owned: 365,798 shares of Common Stock, including shares underlying currently exercisable options to purchase an aggregate of 325,000 shares of Common Stock at an exercise prices ranging from $3.37 per share to $7.0625 per share.

(b) Percent of class: 1.0%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 365,798
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 365,798
(iv) Shared power to dispose or direct the disposition: 0
• Mr. Hall

(a) Amount beneficially owned: 22,000 shares of Common Stock, including shares underlying currently exercisable options to purchase an aggregate of 15,000 shares of Common Stock at an exercise price ranging from $3.37 per share to $4.00 per share.

(b) Percent of class: 0.01%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 22,000
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 22,000
(iv) Shared power to dispose or direct the disposition: 0
Each of the Reporting Persons disclaims beneficial ownership of any securities of the Issuer beneficially owned by Laminar or SZI.

Each of the Reporting Persons disclaims beneficial ownership of any of the Issuer’s Common Stock issuable to TAVF upon conversion of the TAVF Note or otherwise pursuant to the Note Purchase Agreement other than the TAVF Allocation Shares.

Mr. Whitman disclaims beneficial ownership of TAM share holdings. The Reporting Persons have not acted and do not act in concert or as a group in acquiring, holding or disposing of the Common Stock.

Except as set forth above, as of the date hereof, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 hereto, owns any shares of Common Stock.

(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were  effected by any of the Reporting Persons, nor to the best  knowledge of the Reporting Persons, any of the other persons named in Item 2 hereto.

(d) TAVF has the right to receive dividends from, and the proceeds from the sale of, 2,591,784 of the shares reported by TAM. Various other separately managed clients for whom TAM acts as investment adviser have the right to receive dividends from, and the proceeds from the sale of, 8,588 of the shares reported by TAM. Mr. Whitman has the right to receive dividends from, and the proceeds from the sale of 671,416 shares reported by Mr. Whitman. Mr. Barse has the right to receive dividends from, and the proceeds from the sale of, the 365,798 shares beneficially owned by Mr. Barse. Mr. Hall has the right to receive dividends from, and the proceeds from the sale of, the 22,000 shares beneficially owned by Mr. Hall.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Note Purchase Agreement, TAVF and Laminar, severally and not jointly, have agreed with the Issuer that upon acquisition by each of TAVF and Laminar respectively of 10% or more of the Common Stock, such entity shall not vote or direct the vote with respect to issues directly affecting the Issuer’s insurance company subsidiaries, including the management, policies and operations of the Issuer’s insurance subsidiaries. Each of TAVF and Laminar has filed, severally and not jointly, a Disclaimer of Affiliation and Control with each of the insurance regulators in the States of California and Montana.  Copies of the Disclaimer of Affiliation and Control filed by TAVF in the States of California and Montana are attached hereto as Exhibits 3 and 4 respectively and are incorporated by reference herein.

Except for the matters described herein, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 hereto, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1*

Note Purchase Agreement among Danielson Holding Corporation, SZ Investments, L.L.C., D. E. Shaw Laminar Portfolios, L.L.C.  and Third Avenue Trust, on behalf of Third Avenue Value Fund Series, dated as of December 2, 2003 (incorporated by reference from Exhibit 2.2 to Danielson Holding Corporation’s Current Report on Form 8-K filed on December 5, 2003).

Exhibit 2*

Registration Rights Agreement among Danielson Holding Corporation, SZ Investments, L.L.C., D. E. Shaw Laminar Portfolios, L.L.C. and Third Avenue Trust, on behalf of Third Avenue Value Fund Series, dated as of December 2, 2003 (incorporated by reference from Exhibit 4.1 to Danielson Holding Corporation’s Current Report on Form 8-K filed on December 5, 2003).

Exhibit 3

Disclaimer of Affiliation and Control, submitted by Third Avenue Trust, on behalf of the Third Avenue Value Fund Series, to the Insurance Commissioner of the State of California, dated December 2, 2003, as amended by the Amendment and Supplement to Disclaimer of Affiliation and Control, dated December 12, 2003.

Exhibit 4

Disclaimer of Affiliation and Control, submitted by Third Avenue Trust, on behalf of the Third Avenue Value Fund Series, to the Insurance Commissioner of the State of Montana, dated December 2, 2003, as amended by the Amendment and Supplement to Disclaimer of Affiliation and Control, dated December 12, 2003.

Exhibit 5	Joint Filing Agreement between Third Avenue Management LLC and Martin J. Whitman, dated December 12, 2003.

*    Incorporated herein by reference as indicated.

Signature

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: December 12, 2003

THIRD AVENUE MANAGEMENT LLC

	By:	/s/ MARTIN J. WHITMAN
		Name:	Martin J. Whitman
		Title:	Co-Chief Investment Officer

MARTIN J. WHITMAN

/s/ MARTIN J. WHITMAN
Martin J. Whitman

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

Exhibit 3

Disclaimer of Affiliation and Control, submitted by Third Avenue Trust, on behalf of the Third Avenue Value Fund Series, to the Insurance Commissioner of the State of California, dated December 2, 2003, as amended by the Amendment and Supplement to Disclaimer of Affiliation and Control, dated December 12, 2003.

Exhibit 4

Disclaimer of Affiliation and Control, submitted by Third Avenue Trust, on behalf of the Third Avenue Value Fund Series, to the Insurance Commissioner of the State of Montana, dated December 2, 2003, as amended by the Amendment and Supplement to Disclaimer of Affiliation and Control, dated December 12, 2003.

Exhibit 5	Joint Filing Agreement between Third Avenue Management LLC and Martin J. Whitman, dated December 12, 2003.